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                              RETAIL VENTURES, INC.



                                  Exhibit 4(a)


















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                                                                    EXHIBIT 4(a)







                              RETAIL VENTURES, INC.


                                 EMPLOYEE STOCK

                                  PURCHASE PLAN

















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                    WHAT IS THE EMPLOYEE STOCK PURCHASE PLAN?

     The Employee Stock Purchase Plan (ESPP) makes it easy for you to become a shareholder of Retail Ventures, Inc. (RVI or the Company), and share in its potential future growth and profitability. You now have the opportunity to purchase RVI common stock through regular and convenient payroll deductions. By doing so, you will be taking a significant step forward in setting up a structured and systematic program that will benefit you and your family down the road.

     Please keep in mind that your participation in the ESPP is entirely voluntary and should be just one part of an overall, well-balanced investment plan.

                         WHO IS ELIGIBLE TO PARTICIPATE?

     Only associates of RVI who have one year of service are 20 1/2 years old, and work at least 1,000 hours.

                            HOW DOES THE ESPP WORK?

     Once you decide on the dollar amount you would like to invest each pay period, RVI will regularly deduct those funds from your paycheck. That amount is combined with all the dollars deducted from your fellow associates and is forwarded to Merrill Lynch on a periodic basis. The funds are then used to purchase Company stock.

     Merrill Lynch will open and maintain an individual securities account for you when you enroll in the Plan. As soon as practicable after funds are received by Merrill Lynch, RVI stock will be purchased for your account using the total funds deducted from your pay the previous period.

     RVI will pay Merrill Lynch's fees for stock purchases made for your account with payroll deductions pursuant to the Plan. Any fees for purchases not made through payroll deductions or for sales will be payable directly by you in connection with such transactions.







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          WHAT ARE THE ADVANTAGES OF THE EMPLOYEE STOCK PURCHASE PLAN?

     There are many. For starters, it's convenient and it encourages investment. After all, investing a specific amount of money every pay period is one of the easiest ways to build your portfolio. Now with the ESPP, you simply select the dollar amount you want deducted and the rest is automatic.

     The ESPP offers an affordable way to invest. You don't have to commit to buy a specific number of shares of stock each pay period. Nor do you have to buy whole shares. Just select the dollar amount you are most comfortable with, up to $24.00 per week for hourly associates and $52.00 per pay period for salaried associates. RVI will match 15% of your investment up to a maximum of $24.00 per pay for hourly associates and $52.00 per pay for semi-monthly associates. All deductions must be made in whole dollar amounts.

     Although no investment program is risk-free, our RVI plan can help cushion you from market fluctuations through a long-term investment technique known as dollar cost averaging. If you place a fixed amount of money regularly in the same investment, you will buy more shares of stock when the price goes down and fewer shares when it rises. Over the long run, your average cost per share will be less than it would have been if you had bought a fixed number of shares each time.

     Purchasing RVI stock through the payroll deduction plan also ensures that 100% of your money goes to work for you, because you pay no commissions or fees for payroll deduction purchases. RVI pays them for you.

     Finally, you always have easy access to your account. You may sell all or part of your RVI stock quickly and conveniently simply by calling a special toll-free number.

                   WHAT WILL THE STOCK COST THROUGH THE PLAN?

     Stock prices fluctuate from day to day and even during the day, depending on how much owners of





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a stock are willing to sell it for and how much buyers are willing to pay. Your account will be credited with stock at the average market price of all shares bought for all associates in the Plan for that period. Purchases may be made over a period of days so as not to adversely affect the price of the stock.

                 HOW MUCH STOCK CAN I PURCHASE THROUGH THE PLAN?

     Merrill Lynch will credit your account with as many whole and fractional shares of RVI stock as the funds forwarded to Merrill Lynch for your account will allow. If the amount of money invested won't buy a whole share, your account will be credited with a fractional share. For example, if you invest $100.00 each month, and stock is purchased at $49.00 per share, your account will be credited with 2.0408 shares.

         CAN I BUY ADDITIONAL SHARES OF COMPANY STOCK THROUGH THE PLAN?

     As a participant in the ESPP, you have a brokerage account with Merrill Lynch through which you can purchase additional shares of Company stock other than those purchased through payroll deductions. If you do wish to buy additional shares of Company stock, simply send written instructions along with a check directly to Merrill Lynch. Because you are an ESPP participant, transaction fees and commissions are discounted from the regular Merrill Lynch rates.

     Orders for additional stock are combined on a daily basis with all orders received for that particular stock, and are executed in quantity by Merrill Lynch on behalf of its clients who invest by the dollar amount in whole or fractional shares. Orders are typically entered on the first business day following acceptance of your order by Merrill Lynch, or as soon as practicable thereafter. Shares purchased in the open market may be purchased over a period of time. In this case, your price will be the average price of all shares purchased for those clients over that period.






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               HOW DO I CHANGE THE AMOUNT OF MY PAYROLL DEDUCTION?

     You can notify RVI in writing to increase or decrease the amount of your payroll deductions or discontinue payroll deductions entirely. There will be two opportunities each year for associates to enroll in the Plan, April 1st and October 1st. If you discontinue payroll deductions, you must stay out of the Plan for one full year or the next enrollment period, whichever is later.

     If you notify RVI to stop payroll deductions, if you leave RVI, or if the Plan is discontinued by RVI, your account with Merrill Lynch will remain open unless you choose to close it. You can continue to buy and sell securities through your Merrill Lynch brokerage account. (Different transactions fees and an annual account fee may apply.)

     If you request that your account be closed, you can instruct Merrill Lynch to sell your holdings and mail you a check for the net proceeds, or to deliver a stock certificate for your whole shares along with a check for the net proceeds from the sale of fractional shares. Transaction fees or commissions on sales and other applicable charges such as certificate fees are payable by you.

     CAN I DIVERSIFY MY PORTFOLIO WITH OTHER INVESTMENTS IN MY ESPP ACCOUNT?

     Certainly. In fact, your ESPP account is a convenient way to add diversification to your investment portfolio. You can purchase other securities and assets, such as mutual funds, money market funds, CDs, stocks and even precious metals in your ESPP account outside the plan. To do so, simply send investment instructions along with a check directly to Merrill Lynch. Transaction fees or commissions will be at rates discounted from the standard Merrill Lynch rates. Call the toll-free number for more details on rates, investment options, purchase minimums and prospectuses.







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                 WHAT RECORD OF MY TRANSACTIONS WILL I RECEIVE?

     Every quarter, you will receive a summary statement of your investments. It will show you the current market value of the assets in your ESPP account as of the last day of the quarter. In addition, it will detail all activity in your account for the previous three months, listing the total number of whole and fractional shares you have accumulated as well as the number of shares and the price of each purchase, sale or dividend reinvestment. For your added convenience, your statement of the fourth quarter of each year will also include a special end-of-year summary.

     In addition, you will also receive a separate Tax Reporting Statement each January with information to be used when preparing your income tax return. All statements mailed to you by Merrill Lynch should be retained in a safe place.

  HOW DO I BENEFIT FROM HAVING MERRILL LYNCH HOLD MY STOCK IN MY ESPP ACCOUNT?

     As mentioned previously, you will receive a comprehensive statement every quarter showing the amount of shares held in your ESPP account and their market value. So you don't have to worry about keeping track of your investment. And since Merrill Lynch holds your certificates, you won't be bothered with the cost or effort of replacing any missing certificates. Stock certificates can be requested at any time by writing to Merrill Lynch and will be issued subject to a certificate fee. In addition, you may transfer to your Merrill Lynch account for safe-keeping any certificates of RVI stock, or any other eligible security, currently held by you. There is no charge for this service.




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  WHAT ADDITIONAL CORPORATE INFORMATION WILL I BE ENTITLED TO AS A SHAREHOLDER?

     As soon as you own one whole share of Company stock, you will generally receive all material that is distributed by RVI for the benefit of its shareholders. This includes such items as annual reports, interim reports and proxy statements. When RVI distributes proxies, your whole shares are voted in accordance with your written instructions duly delivered to Merrill Lynch.

              WHAT TYPE OF PROTECTION IS PROVIDED BY MERRILL LYNCH?

     Merrill Lynch is a member of the Securities Investor Protection Corporation
(SIPC) so cash and securities held by Merrill Lynch for your account are protected up to $500,000, of which $100,000 may be paid to satisfy claims for cash balances. Merrill Lynch has obtained additional coverage from The Aetna Casualty & Surety Company, bringing total coverage for cash and securities held by Merrill Lynch for your account to $2.5 million (the $100,000 coverage limit for cash remains).

 GET INFORMATION ON YOUR ACCOUNT AT THE TOUCH OF A BUTTON. CALL (800) 621-ESPP

     If you have a touch-tone telephone, you can obtain security positions and their market value 7 days a week, 24 hours a day, simply by calling the toll-free number and entering your 9-digit account number.

     To place buy or sell orders, or for any additional information, you can reach a Merrill Lynch Client Service Representative Monday through Friday, 8:00 a.m. to 7:00 p.m. Eastern time.

             GET STARTED NOW ON THE ROAD TO A LIFETIME OF BENEFITS.

     Just complete the ESPP Enrollment Form today and return it to your Office Manager. Please be sure you:

          Follow the instruction carefully.

          Fill out all sections.

          Sign your name in each of the places indicated.











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